

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Kristian Talvitie
Chief Financial Officer
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

      Re: PTC Inc.
         Form 10-K for the Fiscal Year Ended September 30, 2022
         Filed November 15, 2022
         File No. 000-18059

Dear Kristian Talvitie:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology